ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

November 15, 2011

VIA Courier and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz; Laura Hatch

Re:	Northern Lights Fund Trust II Post-Effective Amendment No. 3 to Form N-1A, filed on August 19, 2011 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is provided in response to the Staff of the U.S. Securities and Exchange Commission’s (the “Commission”) comments provided via telephone on October 18, 2011 and October 24, 2011, relating to Post-Effective Amendment No. 3 to the Form N-1A of Northern Lights Fund Trust II (the “Registrant”), filed on August 19, 2011 (File Numbers 333-174926, 811-22549) (the “Registration Statement”).  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed once the Commission has indicated that its concerns have been adequately addressed herein.

Prospectus

Summary Section - Fees and Expenses of the Fund

Comment #1

We note that you have included an “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses table, yet the prospectus does not include disclosure regarding investment in other investment companies. Please either remove references to “Acquired Fund Fees and Expenses” or include additional disclosure regarding the Fund’s investment in funds.

Response #1

It is not expected that the Fund will invest in any other investment companies. Accordingly, the line item regarding “Acquired Fund Fees and Expenses” has been removed from the Annual Fund Operating Expenses table.

Comment #2

Are dividends on short positions excluded from the Fund’s operating expense limitation agreement between North Star Investment Management Corp. (the “Advisor”) and the Fund? If so, please indicate.

Response #2

To the extent the Fund receives dividends on short positions, such dividends are excluded from the Fund’s operating expense limitation agreement between the Advisor and the Fund. The Advisor, however, does not intend to invest in short positions, and accordingly, expects no dividends from short positions.

Accordingly, the Annual Fund Operating Expenses table and related footnotes have been revised as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	0.25%	None
Other Expenses(1)	1.03%	1.03%
Total Annual Fund Operating Expenses	2.28%	2.03%
Fee Waiver/Expense Reimbursement	(0.29)%	(0.29)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(3)	1.99%	1.74%

(1) These expenses are based on estimated amounts for the Fund’s current fiscal year.

 (2) Pursuant to an operating expense limitation agreement between North Star Investment Management Corporation (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses for the Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs,  (such as interest and dividend expense on securities sold short) do not exceed 1.99%, and 1.74% of the Fund’s average net assets, for Class A and Class I shares, respectively, through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

Summary Section - Principal Investment Strategies

Comment #3

If the Fund will invest in ETFs, please indicate so in the “Principal Investment Strategies” section.

Response #3

The Advisor does not anticipate that the Fund will invest in ETFs, but reserves the right to do so in the future. Accordingly, disclosure regarding investment in ETFs has been removed from the Fund’s prospectus, but is included in the Fund’s statement of additional information.

Comment #4

The document states that “the Advisor intends to use a ‘best ideas’ investment strategy…coupled with market and industry risk management through hedging strategies.” Please provide additional details regarding “market and industry risk management.”

Response #4

The sentence referenced in your comment has been revised as follows:

The Advisor intends to use a “best ideas” investment strategy, as described below, coupled with market and industry risk management through limiting position sizes and maintaining low levels of concentration within any particular industry.

Comment #5

The Commission notes that the Fund may invest in real estate. If the Fund intends to invest in real estate, please add a risk factor relating to real estate investment.

Response #5

The Fund will not invest directly in real estate, but does intend to invest in real estate investment trusts (“REITs”) from time to time. Accordingly, references to real estate investment in the prospectus have been deleted, and additional disclosure regarding investments in REITs and the associated risks has been included in the Fund’s prospectus. The following statement will be included under the heading “Principal Risks of Investing in the Fund”:

“REIT Risk. A real estate investment trust (a “REIT”) is a separately managed trust that makes investments in various real estate businesses. The real estate industry is particularly sensitive to: (i) economic factors, such as interest rate changes, tight credit markets, or recessions; (ii) over-building in one particular area, changes in zoning laws, or changes in neighborhood values; (iii) increases in property taxes; (iv) casualty and condemnation losses; and (v) regulatory limitations on rents. The value of real property, and the REITs that invest in it, may decrease during periods of volatility in the credit markets.

REITs may expose a fund to similar risks associated with direct investment in real estate. REITs are more dependent upon specialized management skills, have limited diversification and are, therefore, generally dependent on their ability to generate cash flow to make distributions to shareholders.”

Comment #6

If the Fund intends to invest in emerging markets as a part of its principal investment strategy, please include disclosure in the “Principal Investment Strategies” section, and add a risk factor regarding investment in emerging markets.

Response #6

The Advisor does not anticipate that the Fund will invest in emerging markets, but reserves the right to do so in the future. Accordingly, the prospectus does not discuss investments in emerging markets, although the SAI does disclose certain risks related to investing in emerging markets.

Comment #7

The prospectus states that the “Fund may invest in long positions in publicly traded or private equities.”  Please provide additional information regarding the types of equities in which the Fund intends to invest.

Response #7

The Fund intends to invest primarily in common stock and American Depositary Receipts (“ADRs”), and well as preferred stock and certain convertible securities. The sentence referred to in your comment has been revised as follows:

“The Fund may invest in long positions in publicly traded or private equities, primarily common stock and American Depositary Receipts (“ADRs”), as well as preferred stock and certain convertible securities.”

Comment #8

Please provide additional information regarding any fixed income securities in which the Fund will invest. Will the Fund’s investments in fixed income securities be restricted by quality ranges?

Response #8

With respect to fixed income securities, the Fund intends to invest primarily in corporate bonds and convertible debt. The Fund’s investments in fixed income securities may be in investment grade securities or in high yield debt.  The following sentences have been added to the disclosure on pages 2 and 6 of the prospectus in order to better reflect the nature of the Fund’s intended investment in fixed income securities:

“In addition, the Fund intends to invest in fixed income securities, with a focus on corporate and U.S. government bonds, notes and debentures and convertible debt. The Fund may invest in fixed income securities that are investment grade (i.e., rated at the time of purchase in one of the four highest categories by a nationally recognized statistical rating organization, or determined by the portfolio manager to be of comparable quality) as well as those that are below investment grade, which are commonly referred to as “high yield” or “junk” bonds” without limitation.

Comment #9

The prospectus states that the “Fund’s investment ‘best ideas’ strategy consists, to a significant degree, of seeking companies with a high free cash flow and attractive enterprise value.” Please define “enterprise value.”

Response #9

By “enterprise value,” the Advisor means the market value of a company plus the value of such company’s outstanding debt.  The following sentence has been added to the prospectus:

“By “enterprise value,” the Advisor means the market value of a company plus the value of such company’s outstanding debt.”

Summary Section - Principal Risks

Comment #10

The Commission notes that the Principal Risks section does not include disclosure regarding short selling despite other references to short selling in the document. Please revise accordingly.

Response #10

The Fund does not intend to engage in short selling, and references to short selling in the prospectus have been removed.

Comment #11

Please add a statement that such investments are speculative to the risk factor entitled “High-Yield Debt Securities Risk.”

Response #11

The risk factor noted has been revised as follows:

High-Yield Debt Securities Risk.  The risk that high-yield debt securities or “junk bonds” are subject to a greater risk of loss of income and principal than higher-grade debt securities, and are speculative in nature.  Issuers of junk bonds are often highly leveraged and are more vulnerable to changes in the economy.

Summary Section - Performance

Comment #12

Please delete the statement “The Average Annual Total Returns table also demonstrates these risks by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.”

Response #12

The statement has been deleted in response to your comment.

Comment #13

The first paragraph included in the Performance section should be rewritten. Please redraft to make the paragraph shorter and easier to read.

Response #13

The paragraph has been revised in response to your comment, and now reads as follows:

Performance.  The bar chart illustrates the risks of investing in the Fund by showing how the Fund’s average annual returns through December 31, 2010 compare with those of a broad measure of market performance.  Remember, the Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  The Fund is the successor to the North Star Opportunity Fund, L.P. (the “Predecessor Fund”), which transferred its assets to the Fund in connection with the Fund’s commencement of operations. The Predecessor Fund was managed by the same adviser who currently manages the Fund, and had substantially similar investment objectives and strategies to those of the Fund. The performance includes the performance of the Predecessor Fund prior to the commencement of the Fund’s operations. The Predecessor Fund’s performance has been adjusted to reflect the annual deduction of fees and expenses applicable to the Class I Shares. The Predecessor Fund was not registered as a mutual fund under the Investment Company Act of 1940, as amended (the “1940 Act”), and therefore was not subject to certain investment restrictions, limitations and diversification requirements imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”). If the Predecessor Fund had been registered under the 1940 Act, its performance may have been different.  Past performance, both before and after taxes, does not necessarily indicate how the Fund will perform in the future. Updated performance information is available on the Fund’s website at www.northstaropportunityfund.com or by calling the Fund toll-free at 855-580-0900.

Class I Shares1

Calendar Year Returns as of December 31,

The calendar year-to-date return for the Fund’s Class I shares as of September 30, 2011 was -10.00%.  During the period shown in the bar chart, the best performance for a quarter was 33.96% (for the quarter ended June 30, 2009).  The worst performance was -31.00% (for the quarter ended December 31, 2008).

1 The returns shown in the bar chart are for Class I shares.  The performance of Class A shares will differ due to differences in expenses and sales load charges.

Average Annual Total Returns For the Periods Ended December 31, 2010(1)	One Year	Three Years	Since Inception (1/01/2007)
Class I Shares
Return Before Taxes	11.35%	-0.76%	0.99%
Return After Taxes on Distributions(2)	11.35%	-0.76%	0.99%
Return After Taxes on Distributions and Sale of Fund Shares	7.38%	-0.64%	0.84%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	15.06%	-2.86%	-0.83%

(1)

This performance information reflects the performance of the Predecessor Fund and does not reflect any taxes that you may pay as a result of any distributions or sale of shares of the Fund. The returns shown in the table are for Class I Shares only. The returns for Class A shares offered by the Fund will differ from Class I Share returns.

(2)

After tax returns depend on an investor’s tax situation and may differ from those shown.  After tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the effect of state and local taxes.  The after-tax returns shown may not be relevant to those investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts (“IRAs”).  “Return After Taxes on Distributions” shows the effect of taxable distributions (dividends and capital gains distributions) but assumes that Fund shares are still held at the end of the period.

Comment #14

Please describe the no action letter(s) that the Fund will rely on in order to include the Predecessor Fund’s performance information, and how it intends to comply with such no action letter(s). Specify what methodology the Fund used for computing performance information, and whether or not such methodology has been approved by the SEC.  In addition, please state that the Fund’s guidelines and restrictions are equivalent in all material respects to those of the Predecessor Fund, and verify that the Predecessor Fund was not erected in order to establish a performance track record for the Fund.

Response #14

Please see the attached supplemental memorandum regarding performance information.

Comment #15

The Commission notes that the calendar year returns shown in the prospectus are for Class I shares. Please explain why you chose to show the performance of Class I shares. Is this the class with the most shareholders?

Response #15

The Fund is the successor to the North Star Opportunity Fund, L.P., an unregistered pooled investment vehicle (the “Predecessor Fund”) which will transfer its assets to the Fund in connection with the Fund’s commencement of operations. All of the current investors in the Predecessor Fund will be issued Class I shares of the Fund in connection with the conversion. Accordingly, at the commencement of operations, substantially all of the Fund’s shareholders will be holders of Class I shares. For this reason, the Fund chose to show the performance information of the Class I shares.

Summary Section - Portfolio Managers

Comment #16

In the Portfolio Managers table, please include the period of time that each Portfolio Manager has been with the Fund.

Response #16

In response to your comment, the table entitled “Portfolio Managers” has been revised as follows:

Portfolio Managers	Primary Title	With the Fund since:
Eric Kuby	Chief Investment Officer of the Advisor since 2005; has managed the Predecessor Fund since 2007.	December 2011
Brad Cohen	Portfolio Manager of the Advisor since 2006; has managed the Predecessor Fund since 2007.	December 2011
Peter Gottlieb	Founder and President of the Advisor since 2003.	December 2011
Sheldon Goodman	Portfolio Manager of the Advisor since 2003.	December 2011

Management of the Fund—The Advisor—Fund Expenses

Comment #17

The disclosure included in the Fee Expenses section regarding the Operating Expense Limitation Agreement should match the disclosure included in the Annual Fund Operating Expenses table.

Response #17

In response to your comment, the disclosure included in the Annual Fund Operating Expenses table has been revised as shown in Response #2 above. In addition, the disclosure included in the Fees and Expenses section regarding the Operating Expense Limitation Agreement has been revised as follows:

Fund Expenses. The Fund is responsible for its own operating expenses.  Pursuant to an operating expense limitation agreement between the Advisor and the Fund, the Advisor has agreed to reduce its management fees and/or pay expenses of the Fund to ensure that the total amount of Fund operating expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs,  (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) do not exceed 1.99% and 1.74% of the Fund’s average net assets, for Class A and Class I shares respectively, through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Board of Trustees.  Any reduction in advisory fees or payment of expenses made by the Advisor may be reimbursed by the Fund in subsequent fiscal years if the Advisor so requests.  This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses.  The Advisor is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years.  Any such reimbursement will be reviewed and approved by the Board of Trustees.  The Fund must pay its current ordinary operating expenses before the Advisor is entitled to any reimbursement of management fees and/or expenses.  This Operating Expense Limitation Agreement can be terminated only by, or with the consent, of the Board of Trustees.

Management of the Fund—Portfolio Managers

Comment #18

Please include the period of time that each Portfolio Manager has been with the Fund.

Response #18

The description of each Portfolio Manager has been revised as follows:

Eric Kuby. Eric has served as a portfolio manager of the Fund since December, 2011, and has managed the Predecessor Fund since 2007. Eric has over 25 years of experience serving both individual and institutional clients.  As Chairman of the Investment Committee, Eric is responsible for overseeing the firm’s various investment strategies.   Eric acts as portfolio manager of the Kuby Gottlieb Special Value Fund, the North Star Opportunity Fund, the North Star 10 10 Fund and the North Star Dividend Fund and serves on the Investment Committee of the Copley Fund, a no load mutual fund.  Eric holds an MBA in Finance as well as a BA in Economics from The University of Chicago.

Bradley Cohen.   Brad has served as a portfolio manager of the Fund since December, 2011, and has managed the Predecessor Fund since 2006. Brad has over 15 years of financial industry experience.  In addition to working with individual clients, Brad is a portfolio manager for the North Star Opportunity Fund and the North Star 10 10 Fund.  Brad graduated from the University of Maryland and received his J.D. from Marquette Law School.  Previously he had thirteen years of security experience as a member, specialist and trader on the Chicago Stock Exchange; most recently as co-owner of LaSalle Capital Partners, an OTC specialist Firm.

Peter Gottlieb.   Peter has served as a portfolio manager of the Fund since December, 2011, and has over 20 years’ experience in the financial industry as a financial advisor as well as serving on the Board of Directors of a community bank, a publicly traded business development company and a community hospital.  Peter is also a portfolio manager for the Kuby Gottlieb Special Value Fund, the North Star 10 10 Fund and the North Star Dividend Fund and is a member of the Investment Committee of the Copley Fund, a no load mutual fund.  Peter earned his BA degree from the University of Michigan, School of Business.

Sheldon Goodman. Sheldon has served as a portfolio manager of the Fund since December, 2011. Sheldon began his career at the Federal Reserve Bank of New York on the Open Market Trading desk over 40 years ago and later founded the high yield trading division at Goldman Sachs.  In addition, Sheldon was a Partner, Compliance Officer and Sales Manager at Bear, Stearns and was Director of Commodities and Futures at Gruntal & Co. Sheldon’s oversees the firm’s fixed income operations, including Municipals, Treasuries, Corporate, Agencies and CDs and also serves on the Investment Committee of the Copley Fund, a no load mutual fund. Sheldon has a Bachelor’s and Master’s degree in Economics from the City University of New York.  Currently, Sheldon serves as a Trustee for the Interlochen Center for the Arts in Interlochen, Michigan and was a former Director of the Chicago Board Options Exchange.

Management of the Fund—Related Performance Information

Comment #19

Please disclose whether or not the composite performance information was calculated using SEC-approved methods.

Response #19

For additional information regarding the private accounts included in the North Star Opportunity Composite, please see the attached supplemental memorandum regarding performance information. Additionally, please see the revised disclosure in Response #20 below.

Comment #20

The prospectus states that the “North Star Opportunity Composite performance shown is based on a gross of fee portfolio performance.” The composite performance information shown should be either (1) net of actual fees; or (2) net of Fund fees. If you decide to show performance results for Class A shares, please show the effect of the front-end sales charge.

Response #20

The composite performance information will be shown net of actual fees for the accounts comprising the composite. The Related Performance Information section in the prospectus has been revised as follows:

Related Performance Information of the Advisor

The North Star Opportunity Fund (the “Fund”) is modeled after the Predecessor Fund and the private accounts similarly managed by the Adviser (together, the “North Star Opportunity Managed Accounts”), which were also managed by the Fund’s portfolio managers.  The Fund has substantially the same investment objective, policies and restrictions as the Predecessor Fund and the North Star Opportunity Managed Accounts.  The Predecessor Fund and the North Star Opportunity Managed Accounts were the only accounts that were managed with substantially the same investment objective, policies and strategies as the Fund.  This section presents past performance information for the North Star Opportunity Composite, which contains the Predecessor Fund and the North Star Opportunity Managed Accounts. The North Star Opportunity Composite is not a mutual fund, but rather a collection of all of the portfolios managed by the Advisor that have investment objectives, policies and strategies that are substantially similar to those of the Fund.

The performance of the North Star Opportunity Composite does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have the same future performance as the North Star Opportunity Composite.  It is inappropriate and would be inaccurate for an investor to consider the North Star Opportunity Composite’s performance below, either separately or together, as being indicative of the future performance of the Fund.  The Advisor has included this section because it believes that the performance information presented is sufficiently relevant, as related or supplemental information only, to merit consideration by prospective Fund investors.

The table shows performance of the North Star Opportunity Composite over time (as compared with a broad based market index for reference).  All figures assume dividend reinvestment.  The U.S. Dollar is the currency used to express performance. The North Star Opportunity Composite performance is shown net of the actual fees charged to the accounts comprising the North Star Opportunity Composite, including management, custodial, and other fees and expenses.  The Advisor claims compliance with the Global Investment Performance Standards (“GIPS”). For GIPS purposes, the Firm is defined as North Star Investment Management Corporation, a registered investment adviser. A copy of the compliant presentation for the North Star Opportunity Composite and/or a list of composite descriptions is available upon request by contacting the Advisor directly by e-mailing info@nsinvest.com or calling 312-580-0900. The expenses of the Fund, including the Rule 12b-1 fees imposed on the Fund’s Class A shares, are higher than the expenses of the North Star Opportunity Composite.  The performance shown in the table for the North Star Opportunity Composite would be lower if adjusted to reflect the higher expenses of the Fund’s shares.  The fee schedule for the Fund is included in its prospectus.  Indices are unmanaged and it is not possible to invest directly in indices.  As such, year-by-year index figures do not account for any fees or fund expenses.

The past performance in managing other portfolios is no guarantee of future results in managing the Fund.  Please note the following cautionary guidelines in reviewing this disclosure:

●

Performance figures are not the performance of the Fund.  The North Star Opportunity Composite’s performance shown is not the performance of the Fund and is not an indication of how the Fund would have performed in the past or will perform in the future.  The Fund’s performance in the future will be different from the North Star Opportunity Composite’s performance presented, due to factors such as differences in the cash flows, different fees, expenses, portfolio size and composition, and possibly asset allocation methodology.  In particular, North Star Opportunity Composite’s performance is not necessarily an indication of how the Fund will perform, as the portfolio is not subject to investment limitations, leverage restrictions, diversification requirements and other restrictions imposed on investment companies by the 1940 Act and the Internal Revenue Code, which, if applicable, can have a negative impact on the Fund’s performance.

●

There have been significant fluctuations in the market in the past few years. The performance for the period is shown through September 30, 2011.  The markets have been quite volatile in the last few years, and this trend may continue.  As a result, the performance included herein will not reflect the latest volatility in the markets, if any occurs.

●

The performance shown are averages.  The information below shows annual rates of return for the years indicated, but does not reflect any volatility that may have occurred within a given period.  The following table provides for the North Star Opportunity Composite’s annual rates of return for the years indicated, without deduction of fees and expenses, as discussed above.

North Star Opportunity Composite

Calendar Year Returns as of September 30, 2011

2005(1)	2006	2007(2)	2008	2009	2010	2011(3)
7.63%	21.02%	7.25%	(45.02)%	61.90%	11.99%	(9.53)%

(1)

Returns are shown from the North Star Opportunity Composite’s inception on April 1, 2005.

(2)

During 2006, the performance results disclosed reflect the performance results of the four North Star Opportunity Managed Accounts. The North Star Opportunity Managed Accounts were closed on December 31, 2006. From January 1, 2007 through September 30, 2011, the performance results disclosed reflect the performance results of the Predecessor Fund, an unregistered pooled investment vehicle. Both the North Star Opportunity Managed Accounts and the Predecessor Fund were managed with substantially the same investment objective, policies and strategies as the Fund.

(3)

Returns shown are through September 30, 2011.

Average Annual Total Returns For Periods Ended September 30, 2011

	One Year	Three Year	Five Year	Since Commencement (1)
North Star Opportunity Composite [2]	(1.05)%	4.31%	0.39%	3.62%
S&P 500 Index (reflects no deduction for fees, expenses or taxes) [3]	1.14%	1.23%	(1.18)%	1.43%

(1)

From the inception of the North Star Opportunity Composite on April 1, 2005.

(2)

During 2006, the performance results disclosed reflect the performance results of the four North Star Opportunity Managed Accounts. The North Star Opportunity Managed Accounts were closed on December 31, 2006. From January 1, 2007 through September 30, 2011, the performance results disclosed reflect the performance results of the Predecessor Fund, an unregistered pooled investment vehicle. Both the North Star Opportunity Managed Accounts and the Predecessor Fund were managed with substantially the same investment objective, policies and strategies as the Fund.  The Predecessor Fund was reorganized into the Fund on [December 16, 2011].

(3)

The S&P 500 Index is an independently maintained and widely published index comprised of U.S. large capitalization stocks. S&P 500 is a trademark of Standard & Poor’s.

Comment #21

Please disclose the date that the Predecessor Fund has transferred or will transfer its assets to the Fund.

Response #21

The Predecessor Fund anticipates that it will transfer its assets to the Fund on or about December 16, 2011. Please see revised disclosure provided in response to Comment #20 above.

Comment #22

Below, please verify that the private accounts included in the North Star Opportunity Composite were not established to create a track record, and include the date on which each account was established. In addition, please confirm that the Predecessor Fund and the private accounts included in the North Star Opportunity Composite will transfer all portfolio securities to the Fund.

Response #22

For additional information regarding the private accounts included in the North Star Opportunity Composite, please see the attached supplemental memorandum regarding performance information.

Comment #23

Please explain whether or not the Predecessor Fund and the private accounts included in the North Star Opportunity Composite could have complied with Subchapter M.

Response #23

For additional information regarding the private accounts included in the North Star Opportunity Composite, please see the attached supplemental memorandum regarding performance information.

Share Price

Comment #24

Please include discussion regarding the valuation of fixed income securities.

Response #24

The following disclosure has been added under the heading “Share Price”:

“Debt securities are valued by using valuations provided by dealers in those instruments or an independent pricing service, the use of which has been approved by the Board of Trustees. Such may include prices supplied by the Fund's pricing agents based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.  Securities for which valuations are not available or do not represent fair value in the judgment of the Advisor are valued at fair value under procedures approved by the Board of Trustees. Short-term debt securities are valued at current market prices if remaining maturity is in excess of sixty days, or, if remaining maturity is less than 60 days, at amortized cost if acquired within sixty days of maturity or, if already held by the Fund on the sixtieth day, at the value determined on the sixty first day.”

Comment #25

If the Fund will not invest in ETFs, please remove disclosures regarding ETFs.

Response #25

The Fund does not intend to invest in ETFs. Accordingly the discussion of ETFs in the prospectus has been removed.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #26

Please revise the investment objective of the Fund to state that “the investment objective of the Fund is long-term capital appreciation.”

Response #26

The first sentence under the heading “Investment Policies, Strategies and Associated Risks” has been revised to state that “the investment objective of the Fund is long-term capital appreciation.”

Comment #27

Please confirm that the disclosure included under the heading “Other Investment Companies” is accurate and should be included in the statement of additional information.

Response #27

Although the Fund does not currently intend to invest in other investment companies, including ETFs, it reserves the right to do so in the future. Accordingly, we confirm that the disclosure included under the heading “Other Investment Companies” is accurate and should be included in the statement of additional information.

Fundamental Investment Limitations

Comment #28

The second clause in the first fundamental investment limitation listed on page B-24 is not discussed in the Fund’s prospectus. Please confirm that it is applicable.

Response #28

In response to your comment, the second clause in the first fundamental investment limitation listed on page B-24 has been deleted. The revised disclosure now states the following:

“The Fund may not:

Issue senior securities, borrow money or pledge its assets, except that the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed).”

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

SUPPLEMENTAL MEMORANDUM REGARDING THE USE OF PRIOR PERFORMANCE IN POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT OF NORTHERN LIGHTS FUND TRUST II

Northern Lights Fund Trust II (the “Trust”) is an open-end management investment company, registered with the Securities and Exchange Commission (the “Commission”), consisting of multiple series, including the North Star Opportunity Fund (the “North Star Fund”). North Star Investment Management Corp. acts as the investment adviser (the “Adviser”) to the North Star Fund.  On August 19, 2011, pursuant to Post-Effective Amendment No. 3 to the Registration Statement of the Trust (1933 Act File No. 333-174926 and 1940 Act File No. 811-22549) (the “Post-Effective Amendment”), disclosure regarding the past performance of the North Star Fund and the related performance information of the Adviser were included in the Registration Statement of the Trust. This Supplemental Memorandum provides additional information with respect to the incorporation of the past performance and related performance data in the Post-Effective Amendment.

I.

Performance Information.

The North Star Fund will commence operations subsequent to the transfer of assets by North Star Opportunity Fund, L.P., an unregistered pooled investment vehicle (the “Unregistered Fund”), to the North Star Fund in exchange for shares of the North Star Fund (the “Conversion”). The North Star Fund’s portfolio of investments upon the Conversion will be the same as the portfolio of investments of the Unregistered Fund immediately prior to the Conversion. Because the Unregistered Fund constitutes a “predecessor” of the North Star Fund, the North Star Fund seeks to incorporate the performance for the North Star Fund for periods commencing prior to the transfer of the Unregistered Fund’s assets to the North Star Fund by adjusting the total return of the Unregistered Fund to reflect the deduction of anticipated fees and expenses, absent any waivers, applicable to the North Star Fund as stated in the footnotes to the Fee Table in the prospectus. The anticipated expenses were calculated at their maximum contractual level and therefore do not account for any fee waivers in place.

The Trust bases its use of the prior performance of the Unregistered Fund with respect to the North Star Fund on the precedent provided in MassMutual Institutional Funds (“MassMutual”), SEC No-Action Letter (September 28, 1995). Below are a number of factors central to the applicability of that precedent accompanied by the Trust’s analysis of why the facts relevant to the North Star Fund’s use of the prior performance of the Unregistered Fund fit squarely into the analytical framework provided by MassMutual.

A.

Management.

Central to the no-action relief granted in MassMutual was that the corresponding predecessor account (the “Predecessor”), the performance history of which was being quoted for a successor registered investment company series (the “Successor Fund”), was managed in a manner that in all material respects was equivalent to that of the Successor Fund. Here, the investment objective, policies, guidelines, restrictions and related management practices of the North Star Fund were designed to allow the North Star Fund to continue the investment program of the Unregistered Fund in the context presented by the Investment Company Act of 1940, as amended (the “1940 Act”), as well as the limitations established by Sub-Chapter M of the Internal Revenue Code of 1986, as amended (“Subchapter M”). Of course, as an unregistered pooled investment vehicle, the Unregistered Fund does not have investment objectives, policies, guidelines and restrictions labeled in an equivalent manner to those of a registered investment company like the North Star Fund. However, neither did the separate investment accounts addressed in MassMutual, a precedent that specifically acknowledges its applicability to funds relying on the exception under Section 3(c)(3) of the 1940 Act, which includes collective investment funds. MassMutual at n. 13. The crucial fact which makes the difference in form acceptable is that, in substance, the investment management program embodied in the investment objective, policies, guidelines, restrictions and related management practices of the North Star Fund is materially equivalent with the investment management program of the Unregistered Fund. As noted above, the North Star Fund was structured with the specific intent of maintaining such consistency. Below is a comparison of the pertinent features of the North Star Fund and the Unregistered Fund.

North Star Fund Investment Objective: The Investment Objective of the North Star Fund is long-term capital appreciation.

Corresponding Element Regarding the Unregistered Fund: The Unregistered Fund’s objective is to “seek capital appreciation and maximize investment return.”  The North Star Fund and the Unregistered Fund, although worded differently, pursue an identical investment objective.

North Star Fund Investment Guideline: The Fund may invest in long positions in publicly traded or private equities, fixed income instruments, other funds, real estate and non-U.S. securities and American Deposit Receipts (“ADRs”).

Corresponding Element Regarding the Unregistered Fund: The Unregistered Fund is authorized to invest in long or short positions in publicly traded or private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs. Despite the authority to invest in short positions, the Unregistered Fund did not do so.

In practice, the Unregistered Fund adhered to a policy with respect to positions in publicly traded and private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs, that is in all material respects equivalent to the policy that will be adhered to by the North Star Fund.

North Star Fund Investment Guideline: The North Star Fund intends to invest within a potentially wide range of net exposures, meaning that normally it expects to invest approximately 80 - 100% of its net assets in net long positions in securities that it deems to be underpriced. Target position sizes will range from 1% to 3% of the North Star Fund’s net assets, for individual stocks and up to 25% for macroeconomic themes.

Corresponding Element Regarding the Unregistered Fund: The Unregistered Fund intends to invest within a potentially wide range of net exposures, meaning that normally it expected to invest approximately 80 - 100% of its net assets in net long positions in securities that it deemed to be underpriced. Target position sizes were intended to range from 2/5% to 10% of the Unregistered Fund’s net assets, for individual stocks and up to 25% for macroeconomic themes.

Although the Unregistered Fund allowed for greater concentration of exposure to an individual stock than the North Star Fund will, in practice, the Unregistered Fund adhered to a policy with respect to its range of exposures that was in all material respects equivalent to the policy to be adhered to by the North Star Fund.

North Star Fund Investment Guideline: The North Star Fund may also devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities.

Corresponding Element Regarding the Unregistered Fund: The Unregistered Fund is authorized to devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities.

In practice, the Unregistered Fund adhered to a policy with respect to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities that is in all material respects equivalent to the policy that will be adhered to by the North Star Fund.

North Star Fund Investment Policy: Under normal market conditions, the North Star Fund will stay fully invested according to its principal investment strategies described above.  The North Star Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.

Corresponding Element Regarding the Unregistered Fund: The Unregistered Fund is authorized to make short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments.

In practice, the Unregistered Fund adhered to a policy with respect to cash, cash equivalents, and high-quality, short-term debt securities and money market instruments that is in all material respects equivalent to the policy that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund is a diversified fund. Under applicable federal laws, to qualify as a diversified fund, the North Star Fund, with respect to 75% of its total assets, may not invest greater than 5% of its total assets in any one issuer and may not hold greater than 10% of the securities of one issuer.  The remaining 25% of the North Star Fund’s total assets does not need to be “diversified” and may be invested in securities of a single issuer, subject to other applicable laws.

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same diversification requirements as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may invest in shares of other investment companies, provided that the North Star Fund does not invest more than 5% of its total assets in the securities of any one investment company and that the North Star Fund does not own more than 3% of the outstanding securities of any investment company and that no more than 10% of the North Star Fund’s total assets are invested in the securities of other investment companies.

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same requirements with respect to investments in investment companies as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may invest up to 15% of its net assets in securities that are illiquid at the time of purchase.  Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days.  Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options and repurchase agreements providing for settlement in more than seven days after notice.

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same requirements with respect to investments in illiquid securities as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not issue senior securities, borrow money or pledge its assets, except that: (i) the North Star Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the North Star Fund from engaging in options transactions or short sales in accordance with its objective and strategies.

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to a similar restriction, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not act as underwriter (except to the extent the North Star Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio).

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same requirements with respect to acting as an underwriter as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund. The Adviser believes that the policies, investment objectives, guidelines and restrictions will allow the North Star Fund to be managed in a manner that is in all material respects equivalent to that of the Unregistered Fund.

North Star Fund Investment Limitation: The North Star Fund may not invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. Government securities).

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same concentration restrictions as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not purchase or sell real estate unless acquired as a result of ownership of securities (although the North Star Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate).

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same restrictions with respect to investments in real estate as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the North Star Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by commodities.

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund is not subject to the same restriction on investments in commodities as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not make loans of money (except for the lending of its portfolio securities, purchases of debt securities consistent with the investment policies of the North Star Fund and except for repurchase agreements).

Corresponding Element Regarding the Unregistered Fund: Although the Unregistered Fund was not subject to the same lending restrictions as the North Star Fund, it did operate within the constraints that will be adhered to by the North Star Fund.

B. Adviser.

As in MassMutual, there will be full continuity with respect to the adviser. The Adviser is the sole investment adviser to the North Star Fund and served as the sole investment adviser to the Unregulated Fund from its inception.

C. Creation of the Unregistered Fund.

The Unregistered Fund was established to provide a commingled investment vehicle for certain clients of the Adviser (primarily individuals) for which the Adviser exercised investment discretion.  The purpose of the establishment of the Unregistered Fund was not the establishment of a performance record for the North Star Fund.

D. Compliance With Subchapter M.

As was the case with the separate investment accounts involved in MassMutual, the Unregistered Fund, although not required to, could have complied with the investment restrictions imposed by Subchapter M. The investment portfolio of the Unregistered Fund is highly diversified, almost entirely made up of common stocks, and is not managed to produce short-term gains.

E. Continuity of Portfolio Securities.

All of the portfolio securities of the Unregistered Fund will be transferred to the North Star Fund upon the Conversion of the Unregistered Fund. Therefore, the asset size of the Unregistered Fund and the asset size of the North Star Fund, at the time of its commencement of operations, will be identical (approximately $21 million).

F. Expenses.

As was the case with respect to the separate investment accounts addressed in MassMutual, the Unregistered Fund had few expenses. In fact, as in MassMutual, expenses of the Unregistered Fund were significantly lower than those anticipated for the North Star Fund. It is therefore appropriate to adjust the performance of the Unregistered Fund to reflect the deduction of fees and expenses of the North Star Fund as stated in the prospectus for the Trust contained in the Post-Effective Amendment. No fee waivers will be taken into account when calculating fees and expenses.

G. Method of Calculation.

Total return, as adjusted in the manner discussed above, will be calculated pursuant to the Commission-approved methodology, as currently set forth in Item 26 of Form N-1A. While the total return data will not be formally audited by the Trust’s independent auditors, Tait, Weller & Bake LLP, the calculation of total return will be reviewed by the audit staff of the Trust’s Administrator, Gemini Fund Services, LLC.

II.

Adviser Related Performance Information.

The Trust bases the inclusion in its prospectus and statement of additional information (“SAI”) of composites based on the prior performance of the Unregistered Fund together with private accounts similarly managed by the Adviser (the “Private Accounts”)1 1 on the precedent provided in Nicholas-Applegate Mutual Funds (“Nicholas-Applegate”), SEC No-Action Letter (August 6, 1996). Below are a number of factors central to the applicability of that precedent accompanied by the Trust’s analysis of why the facts relevant to the use of composites based on the performance of private accounts similarly managed by the Adviser fit squarely into the analytical framework provided by Nicholas-Applegate.

A.

Management.

A key factor in granting no-action relief in Nicholas-Applegate was that the non-investment company private accounts, the performance history of which was being used to construct a composite for use in the prospectus of a registered investment company, were managed with investment objectives, policies, and strategies substantially similar to those employed in managing the investment company. Here, the investment objectives, policies and strategies of the North Star Fund are substantially similar to those employed in managing the Private Accounts which comprise the North Star Opportunity Composite included in the Prospectus and SAI.

Of course, the Private Accounts do not have investment objectives, policies, and strategies labeled in an equivalent manner to those of a registered investment company like the North Star Fund. The crucial fact which makes the difference in form acceptable is that, in substance, the investment management program embodied in the investment objectives, policies and strategies of the North Star Fund is substantially similar to the investment management program of the Private Accounts comprising the North Star Opportunity Composite.

Below is a comparison of the pertinent features of the North Star Fund and the Private Accounts used to create the North Star Opportunity Composite.

North Star Fund Investment Objective: The Investment Objective of the North Star Fund is long-term capital appreciation.

Corresponding Element Regarding the North Star Opportunity Composite: The objective of the Private Accounts used to construct the North Star Opportunity Composite was to “seek capital appreciation and maximize investment return.”

The North Star Fund and the Private Accounts used to construct the North Star Opportunity Composite, although worded differently, pursued an identical investment objective.

North Star Fund Investment Guideline: The North Star Fund may invest in long positions in publicly traded or private equities, fixed income instruments, other funds, real estate and non-U.S. securities and American Deposit Receipts (“ADRs”).

Corresponding Element Regarding the North Star Opportunity Composite: The Private Accounts used to construct the North Star Opportunity Composite were authorized to invest in long or short positions in publicly traded or private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs. Despite the authority to invest in short positions, the Private Accounts did not do so.

In practice, the Private Accounts adhered to a policy with respect to positions in publicly traded or private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs, that is in all material respects equivalent to the policy that will be adhered to by the North Star Fund.

North Star Fund Investment Guideline: The North Star Fund intends to invest within a potentially wide range of net exposures, meaning that normally it expects to invest approximately 80 - 100% of its net assets in net long positions in securities that it deems to be underpriced. Target position sizes will range from 1% to 3% of the North Star Fund’s net assets, for individual stocks and up to 25% for macroeconomic themes.

Corresponding Element Regarding the North Star Opportunity Composite: The Private Accounts used to construct the North Star Opportunity Composite intend to invest within a potentially wide range of net exposures, meaning that each private account normally expects to invest approximately 80 - 100% of its net assets in net long positions in securities that it deems to be underpriced. Target position sizes were intended to range from 2.5% to 10% of the net assets of the Private Accounts, for individual stocks and up to 25% for macroeconomic themes.

Although the Private Accounts used to construct the North Star Opportunity Composite allow for greater concentration of exposure to an individual stock than the North Star Fund will, in practice, each Private Account adhered to a policy with respect to its range of exposures that was in all material respects equivalent to the policy to be adhered to by the North Star Fund.

North Star Fund Investment Guideline: The North Star Fund may also devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities.

Corresponding Element Regarding the North Star Opportunity Composite: The Private Accounts used to construct the North Star Opportunity Composite were authorized to devote a substantial amount of their capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities.

In practice, the Private Accounts used to construct the North Star Opportunity Composite adhered to a policy with respect to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities that is in all material respects equivalent to the policy that will be adhered to by the North Star Fund.

North Star Fund Investment Policy: Under normal market conditions, the North Star Fund will stay fully invested according to its principal investment strategies described above.  The North Star Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.

Corresponding Element Regarding the North Star Opportunity Composite: The Private Accounts used to construct the North Star Opportunity Composite were authorized to make short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments.

In practice, the Private Accounts used to construct the North Star Opportunity Composite adhered to a policy with respect to cash, cash equivalents, and high-quality, short-term debt securities and money market instruments that is in all material respects equivalent to the policy that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund is a diversified fund. Under applicable federal laws, to qualify as a diversified fund, the North Star Fund, with respect to 75% of its total assets, may not invest greater than 5% of its total assets in any one issuer and may not hold greater than 10% of the securities of one issuer.  The remaining 25% of the North Star Fund’s total assets does not need to be “diversified” and may be invested in securities of a single issuer, subject to other applicable laws.

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same diversification requirements as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may invest in shares of other investment companies, provided that the North Star Fund does not invest more than 5% of its total assets in the securities of any one investment company and that the North Star Fund does not own more than 3% of the outstanding securities of any investment company and that no more than 10% of the North Star Fund’s total assets are invested in the securities of other investment companies.

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same requirements with respect to investments in investment companies as the North Star Fund, each private account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may invest up to 15% of its net assets in securities that are illiquid at the time of purchase.  Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days.  Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options and repurchase agreements providing for settlement in more than seven days after notice.

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same requirements with respect to investments in illiquid securities as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not issue senior securities, borrow money or pledge its assets, except that: (i) the North Star Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the North Star Fund from engaging in options transactions or short sales in accordance with its objective and strategies.

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to a similar restriction, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not act as underwriter (except to the extent the North Star Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio).

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same requirements with respect to acting as an underwriter as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. Government securities).

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite were not subject to the same concentration restrictions as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not purchase or sell real estate unless acquired as a result of ownership of securities (although the North Star Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate).

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same restrictions with respect to investments in real estate as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the North Star Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by commodities.

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same restriction on investments in commodities as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

North Star Fund Investment Limitation: The North Star Fund may not make loans of money (except for the lending of its portfolio securities, purchases of debt securities consistent with the investment policies of the North Star Fund and except for repurchase agreements).

Corresponding Element Regarding the North Star Opportunity Composite: Although the Private Accounts used to construct the North Star Opportunity Composite are not subject to the same lending restrictions as the North Star Fund, each Private Account did operate within the constraints that will be adhered to by the North Star Fund.

B. The Adviser

The Adviser performs investment advisory services for the Trust. The Adviser was incorporated in 2001 and registered as an investment adviser with the SEC in 2003. As of September 30, 2011, the Adviser managed over $406,000,000. The Adviser is wholly-owned by its employees.

C. Creation of the Composites

No-action relief was granted in Nicholas-Applegate which permitted a registered investment company’s prospectus to include a composite based on the prior performance of private accounts similarly managed by the investment adviser. The SEC staff imposed following three conditions on the use of such information: (1) the performance was for all of the adviser’s private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private accounts would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed the performance information related to the adviser’s management of private accounts and that such information should not be interpreted as indicative of the fund’s future performance.2   The North Star Opportunity Composite also includes all private accounts that were managed by the Adviser with investment objectives, policies and strategies substantially similar to those used in managing the North Star Fund. In addition, the size of the North Star Fund and the private accounts used to construct its North Star Opportunity Composite are sufficiently comparable. Furthermore, the Trust’s prospectus will clearly disclose that the composite performance information is related to the Adviser’s management of substantially similar accounts and that such information should not be interpreted as indicative of the North Star Fund’s future performance.

D. Method of Calculation

The Trust proposes to include in its prospectuses and SAIs the Adviser’s prior performance information prepared and presented in accordance with GIPS standards. As in Nicholas-Applegate, this information was calculated on a net rather than a gross basis.3  Yearly returns were calculated by geometrically linking the monthly returns in accordance with GIPS standards. The prospectus and SAI will be updated to include standardized information concerning the North Star Fund in compliance with the requirements of Item 26 of Form N-lA. To the extent the Fund includes the performance information for the North Star Opportunity Composite in the prospectus and/or SAI, the North Star Opportunity Composite will be updated annually as represented in Nicholas-Applegate.

E. Composite Disclosure

As in Nicholas-Applegate, the North Star Opportunity Composite will be given no greater prominence than the North Star Fund’s performance, and will be accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the North Star Fund and should not be interpreted as indicative of the future performance of the North Star Fund. The prospectus and SAI will also specifically disclose that the private accounts were not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and Subchapter M of the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account Composite. In addition, the North Star Opportunity Composite will be compared to an appropriate securities index, administered by an entity not affiliated with the Trust, in a manner consistent with Instruction 5 to Item 27(b) of Form N-IA. The Trust undertakes to update the securities indexes.

F. Conclusion

As stated, the use of prior performance by the North Star Fund fits squarely into the analytical framework provided by MassMutual. Further, the use by the North Star Fund of the prior performance of accounts similarly managed by the Adviser fits into the analytical framework provided by Nicholas-Applegate. Both precedents reflect the common theme that investors should, within proper limits and subject to appropriate safeguards, be provided with relevant performance information regarding comparable investment vehicles with a common history of investment management. The North Star Fund believes that the policies, investment objectives, guidelines and restrictions allow it to be managed in a manner that is in all material respects equivalent to that of the Unregistered Fund and the private accounts used to construct the North Star Opportunity Composite. A change in the legal form of the Unregistered Fund should not result in the exclusion its prior performance from the Registration Statement of its successor, the North Star Fund. Nor should potential investors in the North Star Fund be deprived of information with respect to the Adviser’s past performance of similarly managed private accounts. In both cases, investors should be provided with a performance record which accurately reflects the nature and quality of the investment management services provided. Furthermore, newly formed mutual funds that attempt to compete with existing investment vehicles with track records are placed at a competitive disadvantage because they are unable to supply investors with historical information concerning the performance of their investment adviser. The Trust respectfully submits that omitting such performance will deprive potential investors of material information that is critical in making an informed investment decision and will place the Trust at a competitive disadvantage.

1During 2006, the performance results disclosed reflect the performance results of four managed accounts advised by the Adviser (the “North Star Opportunity Managed Accounts”). The North Star Opportunity Managed Accounts were closed on December 31, 2006. From January 1, 2007 through September 30, 2011, the performance results disclosed reflect the performance results of the Unregistered Fund. Both the North Star Opportunity Managed Accounts and the Predecessor Fund were managed with substantially the same investment objective, policies and strategies as the Fund.

2  These conditions were first imposed in Growth Stock Outlook Trust, Inc., SEC No-Action Letter (April 15, 1986).

3  The North Star Opportunity Composite performance is shown net of actual fees incurred.  Such fees are lower than the estimated total fund operating expenses, including waivers, of 1.99% and 1.74% for the Class A Shares and the Class I shares, respectively, of the North Star Fund.